Mail Stop 4561

October 18, 2006

Mr. John J. Murphy
Chief Financial Officer
Arrow Financial Corporation
250 Glen Street
Glens Falls, New York 12801

   Re: Arrow Financial Corporation
     Form 10-K for Fiscal Year Ended December 31, 2005
     File No. 000-12507

Dear Mr. Murphy:

  We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Paul Cline
       Senior Accountant